The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated August 16, 2013

Preliminary Pricing Supplement (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$[•] Buffered Digital Notes due February 23, 2015 Linked to the Performance of the Market Vectors® Gold Miners ETF Global Medium-Term Notes, Series A, No. E-8124

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	August 19, 2013

Issue Date:	August 22, 2013

Final Valuation Date:	February 18, 2015*

Maturity Date:	February 23, 2015**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Shares of the Market Vectors® Gold Miners ETF (the “Reference Asset”) (Bloomberg ticker symbol “GDX UP<Equity>”).

Digital Percentage:	31.00%

Buffer Percentage:	10.00%

Payment at Maturity:

If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk) a cash payment determined as follows:

¡                    If the Final Price is equal to or greater than the Initial Price, you will receive a cash payment calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 x Digital Percentage]

If the Reference Asset Return is equal to or greater than 0.00%, you will receive a payment at maturity of $1,310.00 per $1,000 principal amount Note that you hold.

¡                    If the Final Price is less than the Initial Price and the Reference Asset Return is equal to or greater than -10.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold.

¡                    If the Final Price is less than the Initial Price and the Reference Asset Return is less than -10.00%, you will receive a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Reference Asset Return plus the Buffer Percentage. Accordingly, if the Reference Asset Return is less than -10.00%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Reference Asset Return + 10.00%)]

If the price of the Reference Asset declines by more than 10% from the Initial Price  to the Final Price, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -10%.  You may lose up to 90% of your principal.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

[Terms of the Notes Continue of the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.00%	100.00%
Total	$[•]	$[•]	$[•]	$[•]

‡  Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

†Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $970.00 and $982.80 per Note.   The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-1 of this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-4 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	[•], the Reference Asset Closing Price on the Initial Valuation Date.

Final Price:	The Closing Price of the Reference Asset on the Final Valuation Date.

Closing Price:

With respect to the Reference Asset on any day, the closing Price of the Reference Asset published at the regular weekday close of trading on that day as displayed on Bloomberg Professional® service page “GDX UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing Price of the Reference Asset will be based on the alternate calculation of the Reference Asset as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” starting on page S-92 of the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TE60 / US06741TE609

*

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.

**

Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes–Maturity Date” and “Reference Assets—Exchange Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-4 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

¡      Hypothetical Initial Price: $28.70

¡      Buffer Percentage: 10.00%

¡      Digital Percentage: 31.00%

Final Price	Reference Asset Return	Payment at Maturity*	Total Return on Notes
$57.40	100.00%	$1,310.00	31.00%
$54.53	90.00%	$1,310.00	31.00%
$51.66	80.00%	$1,310.00	31.00%
$48.79	70.00%	$1,310.00	31.00%
$45.92	60.00%	$1,310.00	31.00%
$43.05	50.00%	$1,310.00	31.00%
$40.18	40.00%	$1,310.00	31.00%
$37.31	30.00%	$1,310.00	31.00%
$34.44	20.00%	$1,310.00	31.00%
$31.57	10.00%	$1,310.00	31.00%
$30.14	5.00%	$1,310.00	31.00%
$28.70	0.00%	$1,310.00	31.00%
$27.27	-5.00%	$1,000.00	0.00%
$25.83	-10.00%	$1,000.00	0.00%
$22.96	-20.00%	$900.00	-10.00%
$20.09	-30.00%	$800.00	-20.00%
$17.22	-40.00%	$700.00	-30.00%
$14.35	-50.00%	$600.00	-40.00%
$11.48	-60.00%	$500.00	-50.00%
$8.61	-70.00%	$400.00	-60.00%
$5.74	-80.00%	$300.00	-70.00%
$2.87	-90.00%	$200.00	-80.00%
$0.00	-100.00%	$100.00	-90.00%

*per $1,000 principal amount Note

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Asset increases from an Initial Price of $28.70 to a Final Price of $31.57.
Because the Final Price is greater than the Initial Price, the investor receives a payment at maturity of $1,310.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Digital Percentage]

$1,000 + [$1,000 x 31.00%] = $1,310.00

The total return on the investment of the Notes is 31.00%.

Example 2: The price of the Reference Asset decreases from an Initial Price of $28.70 to a Final Price of $27.27.

Because the Final Price is less than the Initial Price but the Reference Asset Return is not less than -10.00%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0.00%.

PPS-2

Example 3: The price of the Reference Asset decreases from the Initial Price of $28.70 to a Final Price of $20.09.

Because the Reference Asset Return is less than -10.00%, the investor will receive a payment at maturity of $800.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return + Buffer Percentage)]

$1,000 + [$1,000 x (-30.00% + 10.00%)] = $800.00

The total return on the investment of the Notes is -20.00%.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments— The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event with respect to the Reference Asset as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”; and

o                 For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Exchange-Traded Fund—Share Adjustments Relating to Securities with  the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”.

•                  Exposure to the Reference Asset—The payment at maturity on your Notes is linked to the performance of the Reference Asset.  The Reference Asset is designed to track, before fees and expenses, the performance of the NYSE Arca Gold Miners Index (the “Underlying Index”).   For more information, please see “Information Regarding the Reference Asset” in this preliminary pricing supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described below.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled derivative contract with respect to the Reference Asset.  Subject to the discussion of Section 1260 of the Internal Revenue Code of 1986, as amended, (the “Code”) below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Although not entirely clear, it is possible that the purchase and ownership of the Notes could be treated as a “constructive ownership transaction” with respect to the Reference Asset that is subject to the constructive ownership rules of Section 1260 of the Code.  Because the Notes have a return profile that differs substantially from the return profile of the Reference Asset, we believe that Section 1260 of the Code should not apply to your Notes.  If your Notes were subject to the constructive ownership rules, however, any long-term capital gain that you realize upon the sale or maturity of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such ordinary income) to the extent that such long-term capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of shares of the Reference Asset on the date that you purchased your Notes and sold those shares on the date of the sale or maturity of the Notes.  Because application of the constructive ownership rules to your Notes is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount

PPS-3

you receive at such time and your adjusted basis in your Notes.  Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Asset that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset or the components of the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•                  “Risk Factors—Additional Risks Relating to Digital Notes”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal.  The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Percentage. If the Reference Asset Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Price of the Reference Asset declines from its Initial Price. If the Final Price declines by more than 10% from the Initial Price, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -10%.  You may lose up to 90% of the principal amount of your Notes.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Your Gain, if Any, on the Notes Is Limited to the Digital Percentage—If the Reference Asset Return is equal to or greater than 0%, you will receive at maturity, for $1,000 principal amount Note that you hold, $1,000 plus an additional amount equal to $1,000 times the Digital Percentage of 31.00%. Accordingly, the maximum payment that you may receive at maturity for your Notes will be $1,310.00 per $1,000 principal amount Note.  You will not participate in any appreciation of the Reference Asset in excess of the Digital Percentage, which may be significant.

•                  The Payment at Maturity on the Notes is not Based on the Level of the Reference Asset at any Time Other than the Closing Price on the Final Valuation Date —Any payment due at maturity on your Notes will be based solely on the Closing Price of the Reference Asset on the Final Valuation Date. If the price of the Reference Asset drops precipitously on the Final Valuation Date, the value of the payment at maturity on your Notes that you receive, if any, will be significantly less than it would have been had your payment at maturity been linked to the level of the Reference Asset at a time prior to such drop.

•                  No Interest or Dividend Payments or Voting Rights— As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have.

•                  No Direct Exposure to Fluctuations in Foreign Exchange Rates—Stocks included in the Underlying Index may be issued by foreign companies. The value of the Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the component stocks of the Underlying Index are denominated, although any currency fluctuations could

PPS-4

affect the performance of the stocks comprising the Underlying Index.  Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•                  Risks of Investing in Foreign Securities—The Notes are linked to the Reference Asset and, therefore, may be subject to risks associated with non-U.S. securities markets.  An investment in securities linked directly or indirectly to the value of securities of non-U.S. issuers involve risks beyond those associated with investments in U.S. securities.  These additional risks include greater market volatility, the availability of less reliable financial information, higher transactional and custody costs, taxation by foreign governments, decreased market liquidity and political instability.  Because the Reference Asset may invest in securities denominated in foreign currencies and some of the income received by the Reference Asset generally will be in foreign currencies, changes in currency exchange rates may negatively impact the return of the Reference Asset.  In addition, the Reference Asset may invest in depositary receipts which involve similar risks to those associated with investments in foreign securities.

•                  The Stocks in Which the Reference Asset Generally Invests are Concentrated in One Industry—As described below under “Information Regarding the Reference Asset”, the Reference Asset is designed to replicate, as closely as possible, before fees and expenses, the Underlying Index.  In order to achieve its objective, under normal market conditions, the Reference Asset generally invests at least 80% of its assets in securities comprising the Underlying Index.  All of the stocks included in the Underlying Index are issued by companies involved primarily in the mining for gold.  As a result, the stocks that will, under normal market conditions, determine the performance of the Reference Asset are concentrated in one sector.

Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks comprising the Reference Asset, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the gold mining industry, as described below.  Accordingly, by investing in the Notes, holders will not benefit from the diversification that could result from an investment linked to companies that operate in multiple sectors.

•                  The Performance of the Reference Asset is Generally Linked to the Performance of the Gold Mining Industry, and Adverse Conditions in the Gold Mining Industry May Adversely Affect the Value of Your Notes—Under normal market conditions, the Reference Asset invests at least 80% of its assets in companies in the gold mining industry.  The profitability of these companies depends on many complex and interrelated factors, including, among others, fluctuations in the market price of gold.  Any adverse developments in the metals and mining industry resulting from such factors may have a negative effect on the value of your Notes.

•                  Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The value of the Reference Asset to which your Notes is linked is subject to:

o                             Management risk.  This is the risk that the investment strategy for the Reference Asset, the implementation of which is subject to a number of constraints, may not produce the intended results.

o                             Derivatives risk.  The Reference Asset may invest in futures contracts, options on futures contracts, options, swaps and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Reference Asset’s losses, and, as a consequence, the losses of your Notes, may be greater than if the Reference Asset invested only in conventional securities.

o                             The Reference Asset May Underperform the Underlying Index—The performance of the Reference Asset may not replicate the performance of, and may underperform, the Underlying Index. Exchange traded funds, such as the Reference Asset, will reflect transaction costs and fees that will reduce their relative performances.  Moreover, it is also possible that the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index.  Because the return on your Notes is linked to the performance of the Reference Asset and not the Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the underlying assets of the Reference Asset or the stocks comprising the Underlying Index.

•                  Adjustments to the Reference Asset (or the Underlying Index) Could Adversely Affect the Value of the Notes—Those responsible for calculating and maintaining the Reference Asset (or the Underlying Index) can add, delete or substitute the components of the Reference Asset (or the Underlying Index), or make other methodological changes that could change the value of the Reference Asset (or the Underlying Index). In addition, the publisher of the Underlying Index may discontinue or suspend calculation or publication of such index or the Reference Asset may be delisted from its relevant exchange or liquidated or otherwise terminated at any time. Any of these actions could adversely affect the value of the Notes.

PPS-5

•                 Historical Performance of the Reference Asset Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the Notes.  Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (see “Many Economic and Market Factors Will Impact the Value of the Notes” below), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value

PPS-6

of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes.  In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o      the expected volatility of the Reference Asset and securities comprising the Underlying Index;

o      the time to maturity of the Notes;

o      the market price and dividend rate on the common stocks underlying the Reference Asset;

o      interest and yield rates in the market generally;

o      a variety of economic, financial, political, regulatory or judicial events;

o      supply and demand for the Notes; and

o      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-7

Information Regarding the Reference Asset

General

We have derived all information contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from the Reference Asset’s prospectus, dated May 1, 2013, as revised on June 10, 2013, and other publicly available information. Such information reflects the policies of, and is subject to change by, Van Eck Associates Corporation (“Van Eck”), the adviser to the Reference Asset. The Reference Asset is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Underlying Index. Shares of the Reference Asset trade on the NYSE Arca, Inc. under the ticker symbol “GDX”.

Market Vectors ETF Trust (the “Trust”) is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file number 333-123257 or CIK number 0001137360.  In addition, information about the Trust and the Reference Asset may be obtained from other sources, including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and Van Eck’s website at www.vaneck.com.  We have not undertaken any independent review or due diligence of the SEC filings related to the Reference Asset, any information contained on Van Eck’s website, or of any other publicly available information about the Reference Asset. Information contained in outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The Reference Asset is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Underlying Index, which includes the common stocks and American Depositary Receipts (“ADRs”) of companies involved in the gold mining industry.  For more information about the Underlying Index, see “Underlying Index” below.

The Reference Asset uses a “passive” or indexing investment approach where it attempts to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicates the Underlying Index. The Reference Asset normally invests at least 80% of its total assets in securities that comprise the Underlying Index. The Reference Asset may also utilize convertible securities and participation notes to seek performance that corresponds to the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation while the Reference Asset is an actual investment portfolio. The performance of the Reference Asset and the Underlying Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Reference Asset’s portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements) that apply to the Reference Asset but not to the Underlying Index or to the use of passive indexing. “Tracking error” is the difference between the performance (return) of the Reference Asset’s portfolio and that of the Underlying Index.  Van Eck expects that, over time, the correlation between the Reference Asset’s portfolio and that of the Underlying Index before fees and expenses will be 95% or better.

Industry Concentration Policy

The Reference Asset may concentrate its investments in a particular industry or group of industries to the extent that the Underlying Index concentrates on an industry or group of industries.

Holdings Information

The holding information for the Reference Asset is updated on a daily basis. As of July 31, 2013, the Reference Asset’s top 10 holdings by weight were the stocks of Goldcorp Inc. (14.26%), Barrick Gold Corporation (10.50%), Newmont Mining Corp. (9.25%), Silver Wheaton Corporation (5.17%), Randgold Resources Limited (5.13%), Eldorado Gold Corp. (5.05%), Yamana Gold Inc. (4.89%), Gold Fields Ltd. (4.68%), Angnico-Eagle Mines Ltd. (4.42%) and Kinross Gold Corporation (4.21%). For more information about the Reference Asset’s holdings, please consult the Reference Asset’s prospectus and other publicly available information regarding the Reference Asset.

The Underlying Index

All disclosures contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources.  The information reflects the policies of, and is subject to change by, NYSE Arca, the sponsor of the Underlying Index. NYSE Arca, which owns the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

PPS-8

The Underlying Index is a modified market capitalization weighted index comprised of securities issued by publicly traded companies involved primarily in the mining of gold or silver.  The Underlying Index was initially launched and published in October 2004.

Eligibility Criteria for Index Components

The Underlying Index includes common stocks or ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or quoted on the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the Underlying Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Underlying Index

The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the Underlying Index was set at 500.00 on December 20, 2002, which is the index base date. The Underlying Index is calculated using the following formula:

Where:

t = day of calculation;

N = number of constituent equities in the Underlying Index;

Qi,t = number of shares of equity i on day t;

Mi,t = multiplier of equity i;

Ci,t = price of equity i on day t; and

DIV = current index divisor on day t.

Index Maintenance

The Underlying Index is reviewed quarterly to ensure that at least 90% of the Underlying Index weight is accounted for by Index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share weight of each component security) will be modified to conform to the following asset diversification requirements:

(1) the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2) the component securities are split into two subgroups—large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting Index weight greater than or equal to 5%. Small securities are defined as having a starting Index weight below 5%; and

(3) the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total Index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the Underlying Index, then all stocks greater than 20% of the Underlying Index are reduced to represent 20% of the value of the Underlying Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the Underlying Index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the Underlying Index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will represent 50% of the final index weight. The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 50% of the Underlying Index. If any large component stock

PPS-9

falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Changes to the Underlying Index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly Index rebalance. The share weight of each component security in the Underlying Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the Underlying Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the Underlying Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the Underlying Index divisor may be adjusted to ensure that there are no changes to the Underlying Index level as a result of nonmarket forces.

PPS-10

Historical Information

The following table sets forth the high and low intraday prices, as well as end-of-quarter Closing Prices, of one share of the Reference Asset during the periods indicated below.  These historical trading prices may reflect certain anti-dilution adjustments that the Reference Asset may have been subject to during the periods indicated.

Quarter/Period Ending	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
March 31, 2008	56.29	46.50	47.75
June 30, 2008	51.40	42.38	48.52
September 30, 2008	50.84	27.95	34.08
December 31, 2008	33.96	16.38	33.88
March 31, 2009	38.57	28.20	36.88
June 30, 2009	44.55	30.95	37.76
September 30, 2009	48.00	35.14	45.29
December 31, 2009	54.78	41.87	46.21
March 31, 2010	50.17	40.22	44.41
June 30, 2010	54.07	46.36	51.96
September 30, 2010	56.66	47.09	55.93
December 31, 2010	63.80	54.28	61.47
March 31, 2011	60.79	53.12	60.06
June 30, 2011	63.95	51.80	54.59
September 30, 2011	66.69	53.75	55.19
December 31, 2011	63.32	50.07	51.43
March 31, 2012	57.47	48.75	49.57
June 30, 2012	50.37	39.34	44.77
September 30, 2012	54.81	40.70	53.71
December 31, 2012	54.25	44.85	46.39
March 31, 2013	47.09	35.91	37.85
June 30, 2013	37.45	22.22	24.41
August 14, 2013*	28.70	22.90	28.70

* For the period commencing July 1, 2013 and ending on August 14, 2013

The following graph sets forth the historical performance of the Reference Asset based on daily Closing Prices from January 1, 2008 through August 14, 2013. The Closing Price of one share of the Reference Asset on August 14, 2013 was $28.70.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

We obtained the historical trading price information set forth above from Bloomberg, L.P., without independent verification. The historical performance of the Reference Asset should not be taken as an indication of the future performance of the Reference Asset during the term of the Notes.

PPS-11

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-12